[CGSH LETTERHEAD]
February 8, 2011
VIA EDGAR CORRESPONDENCE
Michael Seaman, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Nationstar Mortgage LLC and Nationstar Capital Corporation Form S-4, filed December 22, 2010 (File No. 333-171370) (the “Registration Statement”)
Dear Mr. Seaman:
          On behalf of Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors” and, together with the Issuers, the “Registrants”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated January 21, 2011 with respect to the Registration Statement.
          The Registrants have filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 1.
          For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

General
1.	We note that you are registering the 10.875% Notes due 2015 in reliance on our position enunciated in Exxon Capital Holding Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no action letters.

Response:
          On behalf of the Issuers, we are submitting a supplemental letter stating the Issuers are registering the exchange offer in reliance on the Staff’s position contained in the Morgan Stanley and Shearman & Sterling no-action letters; the letter contains the representations contained in the aforementioned no-action letters.
2.	Please note that our comments on your request for confidential treatment will be provided under separate cover.

Response:
          The Company has received the Staff’s comments on its request for confidential treatment, dated as of January 31, 2011, and will respond to those comments under separate cover.
Prospectus Cover Page
3.	Please indicate on the cover page that the exchange offer is an Exxon Capital exchange offer.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on the Prospectus cover page.
4.	Please indicate on the cover page that the exchange notes will be unconditionally guaranteed by Nationstar Mortgage LLC, Nationstar Capital Corporation and the other guarantors. Also indicate whether the guarantors will jointly and severally guarantee the exchange notes.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on the Prospectus cover page.

Market and Industry Data
5.	You may explain the sources of information in a registration statement, but you may not disclaim liability for it. Please revise.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page ii of the Prospectus.
Prospectus Summary
Loan Servicing, page 1
6.	Please provide substantiation for the statement that you are “one of the largest independent loan servicers in the United States”.

Response:
          To substantiate the Registrants’ statement as to being one of the largest independent loan servicer in the United States, the Company utilizes several industry publications such as National Mortgage News “Mortgage Stats” Quarterly Data Report and Inside Mortgage Finance “Top Mortgage Servicers.” We are able to provide this data supplementally at the Staff’s request.
          Although the sources described above rank all mortgage servicers, whether or not independent, we categorize ourselves as an independent mortgage servicer because we are not affiliated with a depository institution. As such, we believe that our statement as noted in the Staff’s comment is accurate and substantiated.
Our Strengths, page 5
7.	Please eliminate the phrase “Best-In-Class”.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 6 and 101 of the Prospectus.
Summary Consolidated Financial Data, page 14
8.	Please revise your disclosure of adjusted EBITDA in the table on page 15 to address the following:
a.	Please tell us how you considered the guidance in Item 10(e) of Regulation S-K when determining that your presentation of “adjusted EBITDA” was not a prohibited non-GAAP measure;

b.	Specifically identify this measure as a non-GAAP measure;

c.	Expand your disclosure to provide additional information about how management uses this measure in assessing the performance of your operating segments and how it is incorporated into the decisions regarding the allocation of resources to each segment; and

d.	Disclose the reasons for excluding “interest expense from unsecured senior notes” from your measure. It appears that this interest expense will continue to be incurred in the future, either from the existing notes or from the exchanged notes.
Refer to Release No. 34-47226 and Questions 102.09 and 103.01 in the Non-GAAP Financial Measures Compliance and Disclosure Interpretation on the SEC’s website.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 15 and 16 of the Prospectus.
          The Company believes its presentation of Adjusted EBITDA is not a prohibited non-GAAP measure under the guidance in Item 10(e)(1)(ii) of Regulation S-K.
          Pursuant to the guidelines in Question 102.09 of the January 15, 2010 Non-GAAP Financial Measures Compliance and Disclosure Interpretations, the Company respectfully advises the staff that it uses Adjusted EBITDA to monitor its ability to take certain corporate actions that are limited by the covenants under the senior unsecured notes.
          The covenants in the indenture governing the Company’s unsecured senior notes limits the Company from undertaking certain investing and financing functions such as making investments/acquisitions, paying dividends, and incurring additional indebtedness. However, to the extent the Company meets certain ratios calculated using Consolidated EBITDA, as defined under the terms of the unsecured senior notes, the Company is permitted to make investments/acquisitions, pay dividends and incur additional indebtedness. The Company believes the ability to undertake these investing and financing functions is material to its performance. The Company also notes that, unlike ratio covenants that are often found in credit agreements which require a company to maintain a certain ratio, the ratios included in the indenture for the unsecured senior notes are incurrence-based.
          The definition of “Consolidated EBITDA” that is used to calculate certain ratios under the unsecured senior notes is similar to Adjusted EBITDA as presented in the Prospectus Summary, and excludes interest expense from these unsecured senior notes, even though this expense is a charge that requires or will require cash settlement, or would have required cash settlement absent an ability to settle in another manner.

          Management differentiates between interest expenses from the unsecured senior notes and interest expenses incurred from the Company’s other debt obligations, and as such this view was reflected in the covenant definitions of the unsecured senior notes.
          The Company’s debt obligations, with the exception of the unsecured senior notes, are secured by assets of the Company such as, servicing advance receivables for obligations in the Servicing Segment, the Company’s rights, titles and interest in the mortgage servicing rights acquired for MSR related obligations and the transfer of the Company’s mortgage loans against funds from the counterparty for obligations in the Originations Segment. Earnings generated from the Servicing Segment and Originations Segment, respectively, service the debt obligations in the Operating Segments. The unsecured senior notes are serviced by the excess earnings from the Operating Segments after servicing the respective debt obligations of each segment and is therefore excluded when management assesses the performance of the Company’s business.
          Consolidated EBITDA as defined under the terms of the unsecured senior notes differs from Adjusted EBITDA as presented in the Prospectus Summary in that Consolidated EBITDA is a sum of this measure from the Operating Segments and the legacy asset portfolio (but does not take into account the impact from the consolidation of certain securitization trusts upon adoption of the new accounting guidance), whereas Adjusted EBITDA is a performance measure of the Operating Segments. Since November 2009, when the legacy assets were term-financed with a non-recourse loan that requires no additional capital or equity contribution, management of the Company has not assessed the growth prospects and profitability of the legacy asset portfolio in analyzing the operating performance of the business. Instead, for the legacy asset portfolio, management periodically assesses whether the cash flows from the assets in the legacy asset portfolio are able to service its debt obligations and preserve capital within the portfolio.
9.	You disclose that you use Adjusted EBITDA (with additional adjustments) to measure your compliance with covenants such as leverage coverage ratios for your unsecured senior notes. Please revise to disclose the following:
a.	Disclose this measure here or in your liquidity and capital resources discussion beginning on page 78;

b.	Provide a reconciliation of this measure to the most comparable GAAP measure; and

c.	Please disclose the amount or limit required to comply with the covenant and identify the particular credit agreement included in your liquidity discussion that includes this covenant.
Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 83 and 84 of the Prospectus.

Risk Factors, page 17
10.	Please revise your Risk Factors section so that the risk factor headings clearly state the risk and so that the following discussions are concise. We note that several of your current risk factors require numerous paragraphs to communicate the risk; consider breaking these into multiple risk factors that are clear and concise.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 18 to 38 of the Prospectus.
11.	Some of your risk factors make statements regarding your ability to provide assurances, predictions, certainties or guarantees that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances, predictions, certainties or guarantees.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 18 to 38 of the Prospectus.
We are conducting an internal review of our foreclosure policies, page 17
12.	Please revise the second paragraph of this section to provide the approximate number of states where you have been asked to suspend foreclosure proceedings and where you have delayed such proceedings.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 18 of the Prospectus.
Selected Historical Consolidated Financial Data, page 40
13.	We note your disclosure that you have not provided financial information for periods prior to the Acquisition due to the fact that it cannot be created without unreasonable effort and expense. Please submit a request for a waiver of the reporting requirements to the Division of Corporation Finance’s Office of Chief Accountant. Instructions for this process can be found on the SEC’s website. In your letter, please provide an expanded description of why the historical information is impacted by your acquisition, provide a description of the structure of the acquisition and clarify whether it was accounted for as a reverse acquisition.

Otherwise, please revise to include the financial information for all periods required by Regulation S-K.

Response:
          In response to the Staff’s comment, the Company is filing a request for a waiver of the reporting requirements to the Division of Corporation Finance’s Office of Chief Accountant. The request letter includes an expanded description of why the historical information is impacted by the acquisition, provides a description of the structure of the acquisition and clarifies that it was not accounted for as a reverse acquisition.
14.	We also note that you have not included certain periods in your historical financial data because they would not contribute to an investor’s understanding of your historical financial performance. Please revise to clarify whether this information is available to you. If so, please revise your financial data to include these amounts. Any material variances or changes in your operations affecting trends in your historical results may be discussed elsewhere in the filing, where appropriate. If this information is unavailable to you and would cause an undue hardship to create, please submit a request for a waiver of the reporting requirements to the Division of Corporation Finance’s Office of Chief Accountant.

Response:
          In response to this comment and to the Staff’s comment 13 above, the Company is filing a request for a waiver of the reporting requirements to the Division of Corporation Finance’s Office of Chief Accountant.
Description of the Exchange Offer
Resale of the New Notes, page 43
15.	Please revise this section and elsewhere as appropriate in the prospectus to state that any party acquiring securities in the exchange offer will acquire the New Notes in the ordinary course of the business of the holder and any beneficial owner.

Response:
          In response to the Staff’s comment, the Registrants refer to the first bullet on page 44 of the Prospectus which sets forth the disclosure recommended by the Staff.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
Our Business, page 53

16.	Please revise Management’s discussion and Analysis to include amounts determined in accordance with your GAAP financial results. In this regard, please revise to include the amounts related to your purchase of mortgage service rights acquired on September 27, 2010 as they are included in your GAAP results. Any impact this acquisition has on your material trends and results of operations may be discussed where appropriate within Management’s Discussion and Analysis. Refer to Item 303 of Regulation S-K. To the extent you continue to believe the amounts are not material, please provide us the requested information in your response along with a discussion of how you determined it was not material.

Response:
          As described on page 54 of the registration statement in Management’s Discussion and Analysis of Financial Condition under Our Business, the Company disclosed that the amounts related to the purchase of Mortgage Servicing Rights did not have an impact on operating performance for the nine months ended September 30, 2010. As such, we excluded the $2.2 billion of unpaid principal balance from our servicing portfolio in Management’s Discussion and Analysis. Because this acquisition took place on September 27, 2010, we recognized no revenue related to this portfolio and the effect on our weighted average servicing portfolio for the period was not significant. Further, the effect on our key performance metrics of our servicing portfolio was also not significant. Consequently, we believe that the amounts involved were not material to an investor’s understanding.
17.	Please revise to disclose the actual costs per loan for the periods included in Management’s Discussion and Analysis as this appears to be a material consideration in management’s evaluation of the effectiveness of your business model. Please also revise to discuss material variances in the historical trends related to this metric.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 55 of the Prospectus.
Segment Results, page 60
18.	Given the number of loans modified as discussed on page 102, please clarify how you determine whether a modified loan is delinquent for the purposes of your disclosure on page 61. Clarify how many payments are made before a loan is removed from delinquent status. Disclose the impact of modifications on the value of your servicing asset, if material.

Response:

          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 62 and 63 of the Prospectus.
          The Registrants clarify that delinquency status is measured based on the contractual due date of the loan. If a borrower has made appropriate payments or the terms of a loan have been modified to allow for the contractual due date to be current, then a loan is no longer delinquent. It should be noted that certain loan modification plans require a trial period. For these type modifications, the loan is not brought current until the trial period is complete and the modification has been executed.
          The vast majority of loan modifications that we execute are for loans in our servicing portfolio. Similar to the impact on both the owners and borrowers of mortgage loans, modifications have a positive impact on the value of the servicing asset. If a loan is modified and the borrower performs under the new terms, the servicer will continue to collect a servicing fee. Conversely, if a loan is not modified and the loan liquidates, the servicer has no opportunity to collect servicing fees. The cost to service is generally higher for modified loans as the propensity to re-default is higher. The extent of the positive impact on the servicing value is dependent upon the borrower’s ability to continue to perform under the new terms.
For the Years Ended December 31, 2009 and 2008, page 71
19.	Please revise your disclosure to provide additional detail regarding the increase in losses associated with the sale of other real estate owned. Given the materiality of the loss to your net income, the amount of other real estate owned transferred into the portfolio during the year, as well as the ending balance of other real estate owned, please discuss what procedures you have in place to validate the fair value estimates of this asset. Describe, for instance, how often you obtain updated appraisals and broker quotes and discuss the types and amounts of any adjustments you may make as a result of outdated appraisals.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 72 and 73 of the Prospectus.
20.	Please revise your disclosure to expand your discussion of the reasons for the decline in impairments in investment securities. Discuss the reasons for the impairments during 2008 and whether those conditions were still present in 2009.

Response:
          Based on the Staff’s comments, the Registrants have revised the disclosure on page 72 of the Prospectus.

Business
Culture of Credit Loss Ownership and Accountability, page 98
21.	Please revise to define “credit loss ownership”.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 99 of the Prospectus.
Properties, page 112
22.	We note your disclosure on page 108 that you have 8 retail locations. Please state how many branch office leases you have on page 112 and how many leases you hold on properties that you have either subleased or that are being actively marketed for disposal.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 116 and 117 of the Prospectus. As of the date of this response letter, the Registrants are not subleasing any of their leased properties to third parties.
Management, Board of Managers and Board of Directors
General
23.	Revise this section to include Douglas Krueger, who is defined as a named executive officer on page 124.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 122 and 123 of the Prospectus.
Board of Managers: Board of Directors, page 118
24.	Revise each of these sections to state the terms of office of the managers and directors. Refer to Item 401(a) of Regulation S-K.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 122 of the Prospectus.
Compensation Discussion & Analysis General

25.	We note that you do not provide any discussion of your evaluation of the potential risks arising from your compensation policies as contemplated by Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:
          We confirm that the Company considered whether its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company and concluded that they are not reasonably likely to have such an effect. We note that the Commission stated, when it adopted Item 402(s), that no affirmative statement is required when a company reaches the foregoing conclusion. Nonetheless, in an effort to be forthright in our disclosure given the importance of this issue, the Company did include disclosure with respect to its analysis, located on pages 125 and 126 of the Prospectus.
Process for Setting Executive Officer Compensation, page 121
26.	Revise to identify the designated manager of FIF HE Holdings, LLC.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 125 of the Prospectus.
Elements of Compensation
Annual Bonus Plans, page 122
27.	We note your disclosure on page 123 that named executive officers must generally be employed by the Company to receive a bonus. Please tell us what you mean by “generally”.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 127 of the Prospectus.
Summary Compensation Table, page 124
28.	Revise the table to state the principal position of each named executive officer.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 129 of the Prospectus.

29.	Please include 2009 compensation information.

Response:
          Since the Prospectus was filed on December 22, 2010 and at no time was it possible that the Staff would declare this registration statement effective prior to 2011, we disclosed fiscal year 2010 compensation information in the Summary Compensation Table. In response to the Staff’s comment, the Company respectfully submits that the 2010 information in the Summary Compensation Table follows Instruction 1 to Item 402(c) and information with respect to fiscal years prior to the last completed fiscal year is not required as the Company has never been a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act, and thus that disclosure of fiscal year 2009 compensation information is neither relevant or required.
Manager Compensation, page 129
30.	Include a similar paragraph with respect to the board of directors of Nationstar Capital Corporation.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 133 of the Prospectus.
Certain Relationships and Related Party Transactions, page 130
31.	Revise the last paragraph to state the approximate dollar value of the amount involved in the transaction. Refer to Item 404(a)(3) of Regulation S-K.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 134 of the Prospectus.
Security Ownership of Certain Beneficial Owners and Management, page 131
32.	Please update to provide the security ownership as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 135 and 136 of the Prospectus.
Consolidated Financial Statements
2. Significant Accounting Policies

General
33.	Please disclose whether you have recorded a valuation reserve for accounts receivable given your disclosure on page 102 that you forego certain accrued fees as a result of loan modifications. If so, please disclose your methodology for determining the amount of required valuation reserve. If not, please disclose how you determined that a valuation reserve was not required.

Response:
          The Company notes that the accrued fees referred to on page 102 (now page 106 of Prospectus) were specifically customer late fees that are owed us by the customer and accrued to the customer’s loan account. These fees are not recorded as revenue until collected as disclosed on page F-12 under Servicing Fee Income, second paragraph. Because we do not record these fees until collected, we would not be required to establish a valuation reserve. Given the uncertainty of collection, we believe that it is appropriate to record such fees when collected.
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 106 of the Prospectus.
Allowance for Loan Losses on Mortgage Loans Held for Investment, page F-9
34.	We note your disclosure that you record a loss on a loan when you deem it to be partially or fully uncollectible. Please revise to disclose whether you follow ASC 450, ASC 310, or both to evaluate your loan portfolio for collectability. If you utilize ASC 310, please revise to disclose how your policy is consistent with the guidance in ASC 310-10-35-16 which indicates that a loan is impaired when it is probable that both the contractual interest and the contractual principal payments of a loan will not be collected as scheduled in the loan agreement.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page F-10 of the Prospectus.
Interest Income, page F-11
35.	Please revise your disclosure to address the following:
a.	Clarify your basis for resuming accrual when a mortgage loan becomes less than 90 days delinquent, how you determined that you will collect all amounts and how doing so considers the fact that you have not yet collected all past due amounts;

b.	Disclose whether you require a sustained period of repayment to support the resumption of interest accruals on a past due loan, and if not, disclose why not; and

c.	Clarify how you account for accrued and unpaid interest at the time you discontinue the accrual of interest.
Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages F-12 of the Prospectus.
          In the Registrants’ amended filing, the Company revised its disclosure to clarify how it accounts for accrued and unpaid interest at the time it discontinues accrual of interest and the sustained period of repayment required to resume interest accrual for modified loans. In the revised disclosure, it should be noted that for loans that are more than 90 days delinquent all accrued interest is reversed. If a customer pays an amount that brings his accrued interest to less than 90 days, Company policy has been to resume accrual. In the more prevalent case in which a customer’s loan is modified, Company policy requires six months of sustained performance to resume interest accrual. The Company has concluded that its policy is appropriate and that no allowance is required because the amount of past due interest that may not be recoverable is not significant to our financial statements.
4. Mortgage Loans Held for Sale and Investment, page F-16
36.	Please revise your disclosures to clarify whether you recorded any non-accretable discount in connection with your transfer of loans held for sale to loans held for investment. If so, please separately present any cash flows you do not expect to receive (i.e. the non-accretable portion) related to the discount recorded upon transfer of the mortgage loans back into the held for investment portfolio. If not, please disclose the contractual principle amount you deemed to be uncollectible.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages F-11, F-16, F-17 and F-61 of the Prospectus.
6. Mortgage Servicing Rights, page F-20
37.	Please revise to disclose the amount that would be remitted to third parties that is netted in the fair value measurement of your mortgage servicing rights. Please also revise to disclose how you determined that the amounts due to third parties upon sale of the assets should be netted in your fair value measurement, citing the specific literature relied on where appropriate.

Response:

          The Company did not disclose the amount due to the third party investor in the event it were to sell the MSRs as described on pages F-19 and F-20 of the Prospectus because the Company believes that such amount is simply a component of the fair value of the asset and does not believe it would add to the investor’s understanding of the financial information. We believe that each of the MSRs described in the footnote represent a unit of account and that the fair value of such MSRs to us should consider the restriction in our ability to sell the assets.
10. Indebtedness, page F-23
38.	Please revise to disclose here, and on page F-64, the conditions under which the $25 million MRA facility entered into in February 2010 may be callable on demand.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages F-25 and F-67 of the Prospectus to indicate that the demand is at Nationstar’s option.
          The Company notes that the financing arrangement can only become callable by the financial institution in the event that Nationstar has committed an event of default under the agreement. This would be similar to any of our financing agreements. The Company’s disclosure related to the MRA facility entered into in February 2010 indicates that it transfers mortgage loans against a transfer of funds (financing arrangement) with an agreement for the financial institution to return those loans to us for a transfer of funds from Nationstar on a date certain, or on demand. In the context of the disclosure, the demand is Nationstar’s rather than that of the financial institution.
11. Repurchase Reserves, page F-25
39.	Please revise to disclose the information required by paragraphs 3-5 of ASC 450-20-50 as it relates to your representations and warranties exposure. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. We also remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources, such as increases or decreases in the volume or amount of claims. Please revise your discussion on page 115, or elsewhere if appropriate, to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties. Please provide this discussion separately for the repurchase obligations related to your sold and serviced loans, if material.

Response:

          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 119, 120 and F-26 of the Prospectus.
          The Registrants note the requirement in Item 303 of Regulation S-K concerning discussion of known trends or uncertainties that we may reasonably expect to have a material impact on our operations, liquidity or capital resources. Based on activity in this area in the past year, we do not believe that additional discussion is warranted.
16. Fair Value Measurements. page F-29
40.	Please revise to disclose how you considered that mortgage backed securities may have collateral with differing credit and other characteristics when determining the fair value of your loans held for sale. Please also disclose how you consider the existence of any guarantees embedded in the MBS that are not also contained in your loans held for sale.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages F-29 and F-70 of the Prospectus.
41.	Please revise your disclosures to clarify the criteria used to stratify your mortgage servicing rights for the purposes of determining fair value.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages F-30 and F-71 of the Prospectus.
42.	Please revise to include a more detailed discussion about the adjustments made to broker prices and third party appraisals for other real estate owned. Clarify the portion of your other real estate owned that is valued using each model.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages F-30 and F-71 of the Prospectus.
          The Registrants would like to respectfully advise the Staff that we utilize the same methodology in determining the real estate owned values, whether the valuation is based on a third party appraisal or a third party broker price opinions. Therefore, we do not differentiate in the disclosure between the sources of valuation.
23. Business Segment Reporting, page F -34

43.	Please revise to provide a more detailed description of how you determine the estimated value of services performed for the purpose of allocating revenues and expenses to your individual segments. Refer to ASC 280-10-50-29.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages F-36 and F-76 of the Prospectus.
Consolidated Financial Statements for the Period Ended September 30, 2010
3. Variable Interests Entities and Securitizations, page F-56
44.	We note your disclosure on page F-58 that you deconsolidated a securitization trust on July 1, 2011 due to the cumulative realized losses exceeding your retained beneficial interests. Please provide additional detail regarding all factors considered in determining that you no longer believe that you have a) the right to receive benefits or obligation to absorb losses that could be potentially significant to the trust and b) the power to direct the activities that most significantly impact the economic performance of the trust.

Response:
          As noted in the disclosure on page F-60 of the Prospectus, the Company deconsolidated a securitization trust as of July 1, 2010. Such trust had been consolidated as of January 1, 2010 as a result of our analysis and initial applications of the Financial Accounting Standards Board’s new accounting guidance on transfers of financial assets and consolidation of VIEs. As of June 30, 2010, as a result of realized losses in the trust, the mezzanine notes that the Company owned in this trust was legally extinguished. These mezzanine notes represented the Company’s only variable interest in the trust. Once extinguished, the Company reconsidered as to whether it continued to hold the power and had an obligation to absorb losses or receive future benefits of the entity that may have been potentially significant. Because they were legally extinguished, the mezzanine notes had no more variability, the Company no longer had the right to receive benefits nor an obligation to absorb losses of the entity. As such, the Company concluded that it no longer held a variable interest is the trust and that it no longer met the criteria under ASC 810-10 to be the primary beneficiary and was no longer required to consolidate the trust.
6. Mortgage Loans Held for Sale and Investment, page F-60
45.	Please revise to disclose the types of items included in “other changes” in your table on page F-61. Please revise your Management’s Discussion and Analysis to discuss trends in these items, if appropriate.

Response:

          Based on the Staff’s comment, the Registrants have revised the disclosure on pages F-63 and F-64 of the Prospectus.
          The Registrants believe that they previously discussed trends in the amount and timing of principal payments received in Management’s Discussion and Analysis in the Registration Statement. In particular, the Registrants discussed the impact of management’s decision to transfer a portion of their outstanding mortgage loans held for sale portfolio to a long term investment classification on October 1, 2009 as identified on page 75 of our Comparison of Consolidated Balance Sheet Items — September 30, 2010 to December 31, 2009. Further, the Registrants discuss the impact of any decreased cash collections from our mortgage loans held for sale and its impact on our operating cash flows on page 80 of our Liquidity and Capital Resources — Operating Segments component of our Management’s Discussion and Analysis. The Registrants believe that further discussion would not provide any additional benefit to investors.
11. Mortgage Servicing Rights, page F-68
46.	Please revise to clarify whether you noted any material differences between the third party valuations of portions of your mortgage servicing rights.

Response:
          The Company, during 2010, utilized two third parties to provide valuations of certain portions of the Company’s mortgage servicing rights. These third parties did not value the same rights, as each valued different portions of the portfolio. Consequently, we did not note any material differences with respect to valuations of similar servicing rights. As disclosed in the Company’s financial statements, management utilized these valuations to assess the reasonableness of the fair value calculations provided by our cash flow model. We believe that the valuations helped to substantiate our model.
12. Members’ Equity, page F-71
47.	Please revise to disclose the following information related to the Class A units and the Series I Preferred Stock Unit Award Agreements:
a.	The method used to determine the amount of compensation cost resulting from these grants;

b.	The period of vesting for the Class A shares issued under the Fifth Agreement and the PRSU Agreements;

c.	The weighted average grant date fair value for the awards;

d.	The total compensation cost not yet recognized and the period over which it is expected to be recognized.
Refer to ASC 718-10-50.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page F-75 of the Prospectus.
15. Guarantor Financial Statement Information, page F-74
48.	Please revise this footnote to clarify the basis for referencing the notes as secured since, as disclosed throughout the document, they are unsecured.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page F-78 of the Prospectus.
Exhibits
49.	We note that certain exhibits, attachments, etc. to some of the exhibits to your filing have not been included. Please file all exhibits in their entirety.

Response:
          Based on the Staff’s comment, the Registrants have refiled Exhibit 10.3 to the Registration Statement.
50.	In your next amendment, file as exhibits to the registration statement the corporate documents of all of the additional registrant guarantors.

Response:
          Based on the Staff’s comment, the Registrants have filed Exhibits 3.5 through 3.30 to the Registration Statement.
Exhibit 5.1
51.	Revise the legal opinion to state that the Exchange Notes will be binding obligations of each of the Registrants.

Response:
          We will file the legal opinion(s) prior to requesting effectiveness.
* * *

          We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin at (212) 225-2106.

Sincerely, Cleary Gottlieb Steen & Hamilton LLP
By:	/s/ Duane McLaughlin
Duane McLaughlin, a Partner

Enclosure

cc:	Anne Sutherland, Esq. Executive Vice President and General Counsel Nationstar Mortgage LLC